                DIAMONDCLUSTER INTERNATIONAL, INC. 401(K) PLAN

                      Financial Statements and Schedules

                          December 31, 2000 and 1999

                   DIAMONDCLUSTER INTERNATIONAL, 401(k) PLAN



                               Table of Contents

                                                                            Page

Independent Auditors' Report                                                  1

Financial Statements:
   Statements of Net Assets Available for Plan Benefits as of
      December 31, 2000 and 1999                                              2

   Statements of Changes in Net Assets Available for Plan Benefits
      for the years ended December 31, 2000 and 1999                          3

   Notes to Financial Statements                                              4

Schedules

1  Schedule of Assets Held for Investment Purposes at End of Year             8

                         Independent Auditors' Report


The Trustees of the
DiamondCluster International, Inc.
 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of DiamondCluster International, Inc. 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
July 11, 2001

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999

                                                                         2000               1999
                                                                     -----------        -----------
Assets:
 Investments, at fair value:
  Schwab Money Market Fund                                           $   261,550            413,146
  Domestic equity funds                                               10,446,516          8,935,473
  International equity funds                                           1,333,181          1,125,845
  Fixed income funds                                                     418,671            191,278
  Personal Choice Account common and preferred stocks                  5,148,977          8,837,164
  Personal Choice Account mutual funds                                 1,384,450          1,328,832
  Personal Choice Account bonds                                          110,899             44,391
  Personal Choice Account money market fund                            2,061,641          1,666,332
  Participant notes receivable                                           274,107            237,561
                                                                     -----------        -----------
    Total investments                                                 21,439,992         22,780,022

 Cash and cash equivalents                                                30,643              8,365

 Contributions receivable - participants                                 137,541             80,043

 Participant notes interest receivable                                     1,036                749

 Dividend receivable                                                       2,019              1,007
                                                                     -----------        -----------

    Net assets available for plan benefits                           $21,611,231         22,870,186
                                                                     ===========         ==========

See accompanying notes to financial statements.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

                    Years Ended December 31, 2000 and 1999

                                                                      2000               1999
                                                                  -----------         ----------
Additions to net assets attributed to:
 Interest income                                                  $   120,192             65,752
 Dividend income                                                    1,566,953            714,631
 Net appreciation in fair value
  of investments                                                           --          7,993,940
 Contributions - participants                                       4,395,026          2,726,800
 Contributions - rollover                                           2,102,371          1,290,821
 Interest on participant notes                                         20,561             21,532
                                                                  -----------         ----------
    Total additions                                                 8,205,103         12,813,476
                                                                  -----------         ----------
Deductions from net assets attributable to:
 Benefits paid to participants                                      1,061,166          1,300,376
 Net depreciation in fair value
  of investments                                                    8,370,616                 --
 Trustee/recordkeeper fees                                             13,766             12,159
 Other expenses                                                        18,510                 --
                                                                  -----------         ----------
    Total deductions                                                9,464,058          1,312,535
                                                                  -----------         ----------
    Increase (decrease) in net assets
     available for plan benefits                                   (1,258,955)        11,500,941

Net assets available for plan benefits:
 Beginning of year                                                 22,870,186         11,369,245
                                                                  -----------         ----------
 End of year                                                      $21,611,231         22,870,186
                                                                  ===========         ==========

See accompanying notes to financial statements.

                   DIAMONDCLUSTER INTERNATIONAL 401(K) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(1)  Description of Plan

     The following brief description of the DiamondCluster International 401(k) Plan (formerly the Diamond Technology Partners Incorporated 401 (k) Plan (the Plan)) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information. The Plan was amended in its entirety and restated effective October 5, 1998.

     (a) General

         The Plan is a voluntary defined contribution plan for all eligible employees of DiamondCluster International, Inc. (Company) who meet the minimum age and service requirements specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The number of employees participating in the Plan totaled 896 and 651 at December 31, 2000 and 1999, respectively.

     (b) Contributions

         Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Additional amounts may be contributed at the option of the Plan's trustees. Contributions are limited in accordance with IRS regulations. No Company contributions have been made to date.

     (c) Participant Accounts

         Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and Company contributions, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (d) Vesting

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Any Company contributions are immediately vested.

     (e) Payment of Benefits

         On termination of service due to death, disability, or retirement, and if the vested account balance exceeds $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the designated beneficiary. If the vested account balance is less than $5,000, the beneficiary will receive a lump-sum distribution.

         For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

                                                                     (Continued)

                DIAMONDCLUSTER INTERNATIONAL, INC. 401(K) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     (f) Administrative Expenses

         Administrative expenses amounting to $13,766 and $12,800 in 2000 and 1999, respectively, have been directly paid by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

     (g) Participant Notes Receivable

         Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years, and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 8.75% to 10.5%. Principal and interest are paid ratably through bimonthly payroll deductions.

(2)  Summary of Significant Accounting Policies

     (a) Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

     (b) Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     (c) Investment Valuation and Income Recognition

         The assets of the Plan are held by the plan custodian. The Plan's investments are recorded at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant notes receivable are valued at cost which approximates fair value. Interest and dividend income on investments is recognized as earned.

     (d) Payment of Benefits

         Benefits are recorded when paid.

                                                                     (Continued)

                DIAMONDCLUSTER INTERNATIONAL, INC. 401(K) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(3)  Investments Exceeding 5% of Net Assets

     The Plan's investments which exceed 5% of net assets available for plan benefits as of December 31, 2000 and 1999 are as follows:

                                               December 31,
                                          --------------------
Description                                 2000       1999
-------------------------------           ---------  ---------
Baron Asset Fund                        $ 3,049,447  2,517,521
Founders Growth Fund                      3,519,067  3,533,515
Ivy International Fund                    1,333,181  1,125,845
Schwab 1000 Fund                          3,288,129  2,416,502
Personal Choice Money Market Fund         1,754,438  1,561,391
Diamond Technology Partners Class A*              -  2,576,406

*Represents a party-in-interest

(4)  Distributions Due to Participants

     As of December 31, 2000 and 1999, there were $0 and $12, respectively, due to terminated or inactive participants.

(5)  Tax Status

     The Plan obtained its latest determination letter on May 15, 1997 in which the Internal Revenue Service informed the Company that the Plan, as amended on December 13, 1996, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC), including the amendments required by the Tax Reform Act of 1986. The Plan has been amended and restated since receiving the determination letter. However, the Plan's trustees and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)  Plan Termination

     While the Company has not expressed any intent to terminate the Plan, they are free to do so at any time, subject to the provisions set forth in ERISA.

(7)  Plan Amendment

     Effective January 1, 1998, the Plan was amended as a result of the change in recordkeeper from Small Parker Blossom to Charles Schwab. The Plan was subsequently amended effective October 5, 1998 to modify the number of participant loans an individual may have outstanding at a time.

                                                                     (Continued)

                DIAMONDCLUSTER INTERNATIONAL, INC. 401(K) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(8)  New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS
     No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

                                                                      Schedule 1

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                      Description of
                                                                        investment
                                                                        including
                                                                     number of shares
                                                                     or face value in
                                                                  dollars, interest rate
                                                                    and maturity date                 Fair value
                                                                  ----------------------             -------------
Money market funds:
 Schwab Money Market Fund                                                 261,550                      $   261,550
                                                                  ----------------------             -------------
  Total money market funds                                                261,550                          261,550
                                                                  ----------------------             -------------
Domestic equity funds:
 Baron Asset Fund                                                          56,066                        3,049,447
 Founders Growth Fund                                                     250,824                        3,519,067
 Investco Total Return Fund                                                22,318                          589,873
 Schwab 1000                                                               89,522                        3,288,129
                                                                  ----------------------             -------------
  Total domestic equity funds                                             418,731                       10,446,516
                                                                  ----------------------             -------------
International equity funds:
 Ivy International Fund                                                    50,885                        1,333,181
                                                                  ----------------------             -------------
  Total international equity funds                                         50,885                        1,333,181
                                                                  ----------------------             -------------
Fixed income funds:
 Strong Government Securities Fund                                         39,535                          418,671
                                                                  ----------------------             -------------
  Total fixed income funds                                                 39,535                          418,671
                                                                  ----------------------             -------------
Personal Choice Account mutual funds:
 Alger Mid Cap Growth Portfolio, Cl A                                         613                            5,079
 American Century Equity Growth Fund                                        2,635                           57,364
 American Century Income                                                      325                            9,824
 Amerindo Technology Fund                                                     448                            5,237
 Artisan International Fund                                                   197                            4,325
 Baron Asset Fund                                                              95                            5,185
 Berger New Generation Fund                                                   830                           13,237
 Cohen & Steers Realty Shares                                                 967                           42,819
 Dresdner RCM Biotech Fund                                                    380                           13,829
 Dresdner RCM Global Health Care Cl N                                          61                            1,500
 Dreyfus Midcap Index Fund                                                    555                           12,225
 Dreyfus Premier Tech Growth Cl A                                             240                            9,203
 Federated International Small Co. Fund                                        47                            1,212
 Fidelity Growth Co Fund                                                      445                           31,805
 Firsthand Communications                                                   1,197                           10,152
 Firsthand Technology Value Fund                                              477                           35,440
 Fountainhead Special Value Fund                                              160                            3,242
 Fremont US Micro Cap Fund                                                    621                           16,679
 Invesco S&P 500 Index Fund                                                   680                            9,497
 Invesco Small Co Growth                                                      288                            4,420
 Invesco Technology II                                                         21                            1,276
 Invesco Telecommunications                                                    41                            1,501

                                                                     (Continued)

                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                               Description of
                                                                 investment
                                                                 including
                                                              number of shares
                                                              or face value in
                                                           dollars, interest rate
                                                             and maturity date       Fair value
                                                           ----------------------   ------------
Personal Choice Account mutual funds (cont.):
 IP Plus Aftermarket Fund                                            246               $ 4,580
 Janus Balanced Fund                                                 138                 2,934
 Janus Enterprise Fund                                                71                 3,777
 Janus Equity Income Fund                                          2,634                54,331
 Janus Fund                                                        2,717                90,458
 Janus Global Life Science Fund                                    1,089                23,354
 Janus Global Technology Fund                                      2,160                43,678
 Janus Growth & Income                                             2,379                84,090
 Janus Mercury Fund                                                1,324                39,275
 Janus Olympus Fund                                                  315                12,961
 Janus Orion Fund                                                    125                   874
 Janus Overseas Fund                                                 528                14,018
 Janus Special Situation Fund                                        542                 9,580
 Janus Strategic Value Fund                                          523                 5,504
 Janus Twenty Fund                                                   439                24,038
 Janus Worldwide Fund                                                453                25,767
 Latin American Discovery Fund                                       500                 4,750
 Liberty Acorn Foreign Forty Z                                       212                 3,637
 Manager Special Equity Fund                                          68                 5,247
 Marisco Focus Fund                                                1,481                25,523
 MAS Small Capitalization                                             47                 1,755
 MFS Mass Investors Growth                                           501                 8,594
 Millennium Growth & Income Fund                                      91                 1,089
 Montgomery Emerging Markets Fund                                    169                 1,558
 Munder Netnet Fund Cl A                                              51                 1,761
 Navellier Large Cap Growth Fund                                      56                 1,227
 Navellier Mid Cap Growth                                             66                 2,028
 PBHG Large Cap Growth Fund                                           79                 2,286
 PBHG Large Cap 20 Fund                                              126                 3,163
 PBHG Technology & Communications Fund                                51                 1,759
 Pin Oak Aggressive Stock                                             54                 2,530
 Roberts Reality Investors                                           400                 3,150
 T Rowe Price Emerging                                               708                 7,461
 Royce Micro Cap Fund                                              2,337                22,858
 RS Emerging Growth Fund                                             469                20,661
 Schwab Capital Small-cap Index Fund                                 121                 2,230
 Schwab Intl Index Fund                                              228                 3,753
 Schwab S&P 500 Inv Shs                                            2,586                52,582
 Schwab Total BD Mkt Index Fund                                      448                 4,439
 Scudder International Fund                                          998                50,195
 Scudder Tech Fund                                                    96                 2,794
 Sector Spdr Energy Select                                            76                 2,522
 Spectra Fund                                                        194                 1,643

                                                                     (Continued)

                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                    Description of
                                                                      investment
                                                                      including
                                                                   number of shares
                                                                   or face value in
                                                                dollars, interest rate
                                                                  and maturity date          Fair value
                                                                ----------------------       ----------
Personal Choice Account mutual funds (cont.):
 SSGA Growth & Income Fund                                               1,422               $   31,203
 SSGA International Growth & Opportunities Fund                          1,185                   14,171
 SSGA Special Equity Fund                                                1,096                   14,322
 Strong Advantage Fund                                                     269                    2,656
 Strong Growth & Income Fund                                               309                    7,832
 Strong Large Cap Growth Fund                                            2,283                   79,385
 T Rowe Price Science & Technology Fund                                    567                   20,174
 Templeton China World Fund                                                210                    1,536
 Templeton Dragon Fund                                                      40                      289
 UAM Clipper Focus Port Instl Cl                                           115                    1,781
 UAM Sterling Small Cap Val Portfolio                                      198                    2,883
 UMB Scout Worldwide Fund                                                  134                    2,844
 Vanguard Growth Index Fund                                              3,357                  102,609
 Vanguard Health Care Fund                                                   9                    1,178
 Vanguard Index Trust 500 Portfolio                                        229                   27,849
 Vanguard World US Growth Portfolio                                         87                    2,407
 Warburg Pincus Global Health Science                                      124                    2,694
 Westport Small Cap Fund                                                   351                    6,393
 White Oak Growth Stock                                                    143                    9,015
 William Blair International Growth Fund                                   576                   10,332
 NASDAZ 100 Shares                                                       1,155                   67,423
                                                                ----------------------       ----------
  Total Personal Choice Account mutual funds                            53,078                1,384,450
                                                                ----------------------       ----------
Personal Choice Account common and preferred stocks:
 ARI Network Service                                                       500                      469
 AT&T Corporation                                                        1,405                   24,230
 Abercrombie & Fitch Cl A                                                  400                    8,000
 Adobe Systems, Inc.                                                       275                   16,002
 Aether Systems                                                              6                      235
 Agency.com Ltd.                                                           100                      388
 Agile Software Corp.                                                       33                    1,629
 Agilent Technologies, Inc.                                                238                   13,031
 Akamai Technologies                                                       180                    3,791
 Alliance Semiconductor Corporation                                        200                    2,263
 Amazon Com Inc.                                                           220                    3,424
 America Online Delaware                                                 3,879                  134,989
 American Express Co.                                                      900                   49,444
 American Home Products                                                     26                    1,682
 American Homepatient Inc.                                                  78                       17
 American International Group                                              562                   55,392
 Amgen Incorporated                                                        364                   23,273
 Ampal-Amern Israel, Class A                                               400                    2,425
 Amphenol Corp, Class A                                                     50                    1,959
 Analog Devices                                                             30                    1,536

                                                                     (Continued)

                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                                 Description of
                                                                                   investment
                                                                                   including
                                                                                number of shares
                                                                                or face value in
                                                                             dollars, interest rate
                                                                               and maturity date        Fair value
                                                                             ----------------------     ----------
Personal Choice Account common and preferred stocks (cont.):
  Apple Computer Inc.                                                                  100              $   1,488
  Applied Materials, Inc.                                                               40                  1,528
  Applied Micro Circuits                                                               200                 15,009
  Apropos Technology, Inc.                                                             150                  1,069
  Aptimus, Inc.                                                                      1,400                  1,050
  Arch Wireless, Inc.                                                                  479                    299
  Ariba Inc.                                                                           918                 49,228
  Art Technology Group, Inc.                                                         1,500                 45,844
  Atmel Corp                                                                           800                  9,300
  Autobytel Com Inc.                                                                 1,000                  2,500
  Avaya Inc.                                                                           128                  1,320
  Ballard Power Systems                                                                300                 18,947
  Bank Amer Corp.                                                                       51                  2,317
  Bank One Corp                                                                        384                 14,053
  Bea Systems Inc.                                                                     112                  7,539
  Bentro Corp.                                                                          10                     10
  Berkshire Hathaway, Inc., Class B                                                     30                 70,620
  Billing Concepts Corp.                                                             5,000                 10,000
  Biogen                                                                               100                  6,006
  Biovail Corp                                                                         135                  5,243
  Black Box Corp.                                                                      115                  5,556
  Blue Martini Software Inc                                                             50                    663
  Bluestone Software                                                                    50                    756
  Boston Scientific Corp                                                               200                  2,738
  Bottomline Tech Inc                                                                  150                  3,853
  Breakaway Solutions Inc                                                              245                    214
  Bristol Myers Squibb Co.                                                             305                 22,562
  Broadcom Corp.                                                                       170                 14,280
  Broadvision Inc.                                                                     145                  1,713
  Brocade Communications Systems Inc                                                   200                 18,363
  Brokat Akt Adr                                                                        27                    255
  B2B Internet Holders Tr.                                                             400                  7,125
  CMGI Inc.                                                                          1,216                  6,802
  Calpine Corporation                                                                  200                  9,013
  Cambridge Technology Partners                                                      2,200                  5,775
  Caremark Rx Inc.                                                                     120                  1,628
  Caterpillar, Inc.                                                                    115                  5,438
  Cerner Corporation                                                                 2,446                113,128
  Charter Communications                                                             2,000                 45,375
  Chase Manhattan Corp                                                                 375                 17,039
  Checkfree Corp                                                                       635                 26,988
  Chevron                                                                               83                  7,011
  Chromavision Med Sys Inc.                                                            707                  1,856
  Ciena Corp                                                                           100                  8,125
  Cisco Sys Inc.                                                                     4,889                187,004
  Citigroup Inc.                                                                       762                 38,902

                                                                     (Continued)
                                      11

                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000


                                                                                 Description of
                                                                                   investment
                                                                                   including
                                                                                number of shares
                                                                                or face value in
                                                                             dollars, interest rate
                                                                               and maturity date        Fair value
                                                                             ----------------------     ----------
Personal Choice Account common and preferred stocks (cont.):
  Citrixgroup Inc.                                                                       45           $      1,013
  Cnet Networks Inc                                                                   1,000                 16,000
  Coca-Cola Company                                                                     400                 24,375
  Columbia Labs Inc.                                                                  6,200                 26,738
  Comfort Sys USA Inc.                                                                  300                    638
  Commerce One Inc. Del                                                                 445                 11,264
  Compaq Computer Corp.                                                                 540                  8,126
  Computer Associates Intl, Inc.                                                        100                  1,959
  Concur Technologies Inc.                                                            4,200                  4,659
  Conoco Inc.                                                                           500                 14,313
  Corning Inc.                                                                        1,008                 53,220
  Corsair Commun Inc.                                                                   190                  1,354
  Counsel Corp                                                                        2,400                  3,900
  Cray Inc.                                                                             600                    900
  Critical Path Inc.                                                                    125                  3,844
  Crown Castle Intl, Corp                                                                50                  1,353
  Data Broadcasting Corp                                                                 15                     53
  Data Return Corp.                                                                     250                    938
  Datalink Systems Corp                                                                 600                  1,275
  Dell Computer Corporation                                                           1,085                 18,920
  Delta Air Lines                                                                       200                  4,863
  Demegen Inc                                                                         1,500                  1,125
  DiamondCluster International Cl A *                                                34,637              1,056,429
  Digex Inc.                                                                            400                  9,000
  Digitalthink Inc.                                                                      50                    853
  DocuCorp. Intl, Inc.                                                                1,324                  2,648
  Drkoop.Com Inc.                                                                       100                     22
  Duke Energy Corporation                                                               182                 15,511
  Dura Auto System Inc. Cl A                                                          2,000                 10,500
  E I X Trust II                                                                      1,200                 19,800
  E Com Ventures Inc.                                                                 1,000                    531
  E Lec Communiations Corp.                                                             500                    391
  EMC Corp. Massachusetts                                                             1,313                 87,315
  E. Piphany Inc.                                                                       750                 40,453
  E Trade Group Inc.                                                                  1,439                 10,613
  Earthfirst Technologies                                                            10,000                  1,600
  Earthlink Inc.                                                                         80                    403
  Ebay Inc.                                                                           1,000                 33,000
  Echelon Corp                                                                          150                  2,409
  Ecom Ecom. Com Inc.                                                                    50                      5
  Edulink Inc.                                                                        8,500                    196
  Emerge Interactive Inc.                                                               199                    721
  Emusic.Com Inc.                                                                       600                    169
  Enron Corp.                                                                            20                  1,663
  Ericsson Tel Adr. Cl B                                                                275                  3,077

                                                                                                (Continued)


                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000


                                                                                 Description of
                                                                                   investment
                                                                                   including
                                                                                number of shares
                                                                                or face value in
                                                                             dollars, interest rate
                                                                               and maturity date        Fair value
                                                                             ----------------------     ----------
Personal Choice Account common and preferred stocks (cont.):
  Excelsior-Henderson Motorcycle                                                       100              $        4
  Exelon Corporation                                                                   100                   7,021
  Exodus Communications Inc.                                                           600                  12,000
  Extreme Networks Inc.                                                                550                  21,519
  Exxon Mobil Corp.                                                                    103                   8,927
  Federal Mogul Corp.                                                                  100                     232
  Fedex Corporation                                                                    340                  13,586
  Firepond Inc.                                                                        100                     944
  First Chesapeake Finl Corp.                                                          600                     300
  First Corp.                                                                          330                   7,684
  Fleet Cap TR VI                                                                    1,000                  26,625
  Focal Communications                                                                 800                   5,600
  Ford Motor Company Delaware                                                           85                   2,001
  Four Seasons Hotels Inc.                                                              50                   3,181
  Freemarkets Inc.                                                                     314                   5,966
  GPU Inc.                                                                             100                   3,681
  General Electric Company                                                             787                  37,735
  General Motors Corp.                                                                 364                  18,523
  Genuity Inc. Cl A                                                                  1,000                   5,063
  Genzyme Corp                                                                          50                   4,497
  Geron Corp                                                                           500                   7,719
  Gillette Co.                                                                         983                  35,501
  Global Grossing Ltd.                                                               1,017                  14,556
  Global LT Telecommun                                                                 300                   1,305
  Globalstar Telecom Ord.                                                              380                     344
  Globix Corp.                                                                         300                     825
  Goldman Sachs Group Inc.                                                             220                  23,526
  Hasbro                                                                               100                   1,068
  Healthetras Inc                                                                    4,300                  15,050
  Hearme Inc.                                                                          800                     500
  Heartport Inc.                                                                       405                     633
  Hewlett Packard Co.                                                                  600                  18,938
  Home Depot Inc.                                                                      950                  43,407
  Honeywell International                                                              400                  18,925
  Hotjobs.com Ltd.                                                                     100                   1,144
  I-Stat Corp                                                                          100                   2,644
  I COS Corporation                                                                    100                   5,194
  Illinois Tool Works, Inc.                                                            103                   6,134
  Immunex Corp                                                                         151                   6,134
  Inet Technologies Inc.                                                               100                   4,050
  Infosys Tech Spon Adr                                                                100                   9,225
  Inktomi Corporation                                                                   28                     501
  Insweb                                                                               300                     263
  Intel Corp.                                                                        2,887                  86,789
  Intermedia Communications, Inc                                                        25                     180

                                                                                              (Continued)

                                      13

                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                                 Description of
                                                                                   investment
                                                                                   including
                                                                                number of shares
                                                                                or face value in
                                                                             dollars, interest rate
                                                                               and maturity date         Fair value
                                                                             ----------------------      ----------
Personal Choice Account common and preferred stocks (cont.):
  International Rectifier Corporation                                                  390                 $ 11,700
  Internet Architecture Holders                                                        200                   11,513
  Internet Capital Group                                                             2,016                    6,615
  International Business Machines                                                       37                    3,145
  Intuit                                                                               300                   11,831
  Isis Pharmaceuticals                                                                  15                      159
  I2 Technologies, Inc.                                                                320                   17,400
  JDS Uniphase Corp.                                                                 2,225                   92,755
  Johnson & Johnson                                                                    233                   24,462
  Juniper Networks Inc.                                                                 30                    3,782
  J2 Global Communications                                                             266                       75
  Kana Communications Inc.                                                             300                    3,450
  Korea Thrunet Ltd. Cl A                                                              360                      855
  Legato Systems                                                                        25                      186
  Lehman Bros Holdings Inc.                                                            200                   13,525
  Lionbridge Tech Inc.                                                                 200                      719
  London Pacific Group Adr. F                                                          800                    6,050
  Loral Space & Communications                                                       1,000                    3,188
  Lucent Technologies                                                                2,002                   27,024
  Macromedia                                                                            15                      911
  Manhattan Associates Inc.                                                            150                    6,394
  Marsh & McLennan Cos Inc.                                                             42                    4,914
  Marvel Enter Plan WT W 1                                                               5                        0
  Marvel Enter WT W I                                                                    3                        0
  Mattel                                                                                75                    1,083
  McDonald's Corp                                                                        1                       22
  MCM Capital Group Inc.                                                               700                      231
  Mediconsult.Com Inc.                                                                 200                       19
  Medtronic Inc.                                                                       100                    6,049
  Metromedia Fiber Network                                                           1,000                   10,125
  Micromuse Inc.                                                                     1,200                   72,431
  Microsoft Corp.                                                                    3,632                  157,538
  Midwest Express Holdings                                                             225                    3,305
  Minimed Inc.                                                                         100                    4,203
  Minnesota Mining & Manufacturing                                                      62                    7,463
  Miravant Medical Technologies                                                        450                    4,177
  Mobius Mgmt Sys Inc.                                                                  40                       85
  Momentum Bus Appl Cl A                                                                 8                       84
  Morgan Stanley Dean Witter                                                           202                   15,991
  Motorola Inc.                                                                        386                    7,823
  NAHC Inc.                                                                            100                        0
  National Semiconductor Corporation                                                 1,100                   22,138
  Neorx Corp.                                                                          100                      525
  Net Perceptions Inc.                                                                  31                       65
  Netegrity Inc.                                                                        50                    2,719

                                                                     (Continued)

                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000


                                                                                 Description of
                                                                                   investment
                                                                                   including
                                                                                number of shares
                                                                                or face value in
                                                                             dollars, interest rate
                                                                               and maturity date            Fair value
                                                                             ----------------------         ----------
Personal Choice Account common and preferred stocks (cont.):
  Network Appliance Inc.                                                                 51                 $     3,274
  Network Plus Corp.                                                                    300                         750
  New Era of Networks Inc.                                                              330                       1,939
  New Plan Excel Realty Tr Inc.                                                         500                       6,563
  New York Regl Rail Corp.                                                            2,000                         200
  Nexcard Inc.                                                                          200                       1,600
  Nextel Partners Inc. Cl A                                                             100                       1,681
  Nextera Enterprises Inc.                                                           11,300                       6,356
  Nokia Corp.                                                                           568                      24,708
  Nortel Networks Cp New F                                                              610                      19,558
  Nx Networks Inc.                                                                   22,200                      13,875
  OAO Technology Solutions, Inc.                                                      2,436                       2,969
  O G E energy Cap I                                                                    800                      20,800
  ONI systems Corp.                                                                     100                       3,956
  Onvia.com Inc.                                                                        100                          84
  Open Mkt Inc.                                                                         100                         109
  Openwave Systems Inc.                                                                  29                       1,390
  Opus360 Corp.                                                                         285                          89
  Oracle Corporation                                                                  5,373                     156,153
  Organic Inc.                                                                          500                         406
  PMC Sierra Inc.                                                                        45                       3,538
  Pac-west Telecomm Inc.                                                                115                         395
  Pacificare Health Systems                                                             100                       1,500
  Palm Inc.                                                                             194                       5,493
  Peapod, Inc.                                                                          364                         284
  Peoplesoft Inc.                                                                       100                       3,719
  Pepsico Inc.                                                                          106                       5,259
  Pervasive Software Inc.                                                               500                         563
  Pets.com                                                                              200                          19
  Pfizer Incorporated                                                                   513                      23,615
  Philip Morris Companies                                                               158                       6,931
  Pilot Network Svcs Inc.                                                             1,000                         813
  Planetrx.com Inc.                                                                     125                          35
  Poore Bros Inc.                                                                    15,000                      40,313
  Portal Software Inc.                                                                   20                         157
  Post Pptys B                                                                          400                       9,700
  Priceline.Com Inc.                                                                     10                          13
  Primax Solutions, Inc.                                                                150                         122
  Procter & Gamble Co.                                                                  208                      16,320
  Prodigy Communications Cl A                                                            75                         113
  Profit Recovery Group Int'l Inc.                                                      800                       5,100
  Project Software & Dev                                                                100                       1,073
  Proxicom Inc.                                                                          85                         351
  Qualcomm                                                                              357                      29,341
  Quentra Networks Inc.                                                                 600                          20
  Rare Medium Group Inc.                                                                500                         953
                                                                                                            (Continued)

                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                                 Description of
                                                                                   investment
                                                                                   including
                                                                                number of shares
                                                                                or face value in
                                                                             dollars, interest rate
                                                                               and maturity date            Fair value
                                                                             ----------------------         ----------
Personal Choice Account common and preferred stocks (cont.):
  Raytheon Co New Cl A                                                                    2                 $       61
  Razorfish Inc. Cl A                                                                   245                        398
  RF Micro Devices Inc.                                                                 906                     24,858
  Robotic Vision Systems Inc.                                                           120                        330
  Rogers Communication Cl B                                                              50                        850
  SAP Aktiengesell                                                                       50                      1,684
  SBC Communications Inc.                                                               177                      8,452
  SDL Inc.                                                                               40                      5,928
  S K Telecom Ltd Adr                                                                   200                      4,713
  Safeguard Scientific Inc *                                                          9,123                     60,440
  Sanchez Computer                                                                      272                      2,244
  Sapient Corporation                                                                   762                      9,096
  Sawtek Inc.                                                                            90                      4,157
  Schwab Total Stk Mkt Inv                                                            1,101                     22,564
  Siebel Systems, Inc.                                                                2,256                    152,562
  Silicon Storage Tech.                                                                  59                        697
  Sonicblue Inc.                                                                         89                        367
  Southtrust Corp.                                                                      200                      8,138
  Staples Inc.                                                                          250                      2,953
  Starbucks Corp.                                                                       300                     13,275
  Stonepath Group Inc.                                                                2,368                      1,184
  Streamline Com Inc.                                                                   100                          0
  Structured Products                                                                   380                      2,945
  Sun Microsystems                                                                    2,126                     59,262
  Sunoco Inc.                                                                           260                      8,759
  Superconductor Tech                                                                    10                         36
  Sycamore Networks Inc.                                                                466                     17,359
  Symantec Corp                                                                          35                      1,168
  S1 Corporation                                                                        260                      1,365
  Take-Two Interactive Software                                                         400                      4,600
  Tangram Entr Solutions                                                                300                        113
  Target Corporation                                                                    100                      3,240
  TCSI Corp                                                                              95                        131
  Telemate.Net Software                                                                  30                         17
  Tellabs, Inc.                                                                         932                     52,658
  Terayon Communication Systems                                                         304                      1,235
  Texas Biotechnology Corp.                                                             150                      1,289
  The Charles Schwab Corp.                                                            1,087                     30,844
  3Com Corp                                                                             200                      1,700
  3DFX Interactive Inc                                                                  100                         25
  Tibco Software Inc.                                                                 1,500                     71,906
  Time Warner Inc.                                                                      200                     10,448
  Tosco Corporation                                                                     260                      8,824
  Tower Automotive Inc.                                                               2,000                     18,000
  Travelocity.com Inc.                                                                   50                        606
  Tyco Intl Ltd. New                                                                    860                     47,734
                                                                                                            (Continued)

                                                               Schedule 1, Cont.

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                                 Description of
                                                                                   investment
                                                                                   including
                                                                                number of shares
                                                                                or face value in
                                                                             dollars, interest rate
                                                                               and maturity date             Fair value
                                                                             --------------------            ----------
Personal Choice Account common and preferred stocks (cont.):
 U S Interactive Inc.                                                                     95                 $       27
 UAL Corp                                                                                140                      5,451
 Ultramar Diamond Shamrock                                                               260                      8,028
 Unibanco-uniao Bncs Gdrf                                                                100                      2,944
 United Parcel Service B                                                                 355                     20,843
 Universal Display Corp.                                                                 215                      1,545
 USEC Inc.                                                                               400                      1,725
 USinternetworking Inc.                                                                1,925                      9,625
 USX-Marathon Group                                                                      200                      5,550
 Utilicorp Utd. Inc.                                                                   2,000                     62,000
 Valero Refng. & Marketing Co.                                                           230                      8,553
 Varian Semiconductor Equipment                                                          270                      6,413
 Vast Solutions Inc. Cl B1                                                               128                          -
 Vast Solutions Inc. Cl B2                                                               128                          -
 Vast Solutions Inc. Cl B3                                                               128                          -
 Vectron Corp.                                                                           235                      6,024
 Verisign Inc.                                                                           200                     14,838
 Veritas Software Co.                                                                    100                      8,750
 Verticalnet Inc.                                                                        135                        899
 Viacom Inc. Non Vtg. Cl B                                                               108                      5,049
 Viant Corp.                                                                             625                      2,481
 Viatel Inc.                                                                             510                      1,897
 Vicinity Corp.                                                                          480                      1,425
 Virata Corp.                                                                            200                      2,175
 Visteon Corp.                                                                            10                        115
 Vitesse Semiconductor Corp.                                                              95                      5,255
 Vixel Corp. Del                                                                          25                         47
 Wal Mart Stores Inc.                                                                    150                      7,969
 Walgreen Co.                                                                            301                     12,572
 Walt Disney Holding Co                                                                  602                     17,407
 Wamex Holdings Inc.                                                                   1,000                         16
 Waverider Communications Inc.                                                         2,500                      3,672
 WebMD Corp.                                                                             531                      4,215
 Webvan Group Inc.                                                                     1,100                        516
 Wendy's International Inc.                                                              200                      5,250
 Whole Foods Mkt Inc.                                                                    100                      6,113
 Wireless Facilities Inc.                                                                100                      3,625
 Worldcom Inc.                                                                         4,750                     66,797
 Xcel Energy Inc.                                                                         77                      2,238
 Xcelera Inc.                                                                             66                        243
 Xerox Corp.                                                                           2,268                     10,488
 Xin Net Corp.                                                                           200                        125
 X/O Communications Cl A                                                                  40                        713
                                                                                                            (Continued)

                                                                      Schedule 1

                      DIAMONDCLUSTER INTERNATIONAL, INC.
                                  401(K) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000

                                                                                 Description of
                                                                                   investment
                                                                                    including
                                                                                number of shares
                                                                                or face value in
                                                                             dollars, interest rate
                                                                                and maturity date              Fair value
                                                                             ----------------------            -----------
Personal Choice Account common and preferred stocks (cont.):
 Yahoo Inc.                                                                                598                 $    17,977
 Youbet Com Inc.                                                                         1,000                         969
 Zany Brainy Inc.                                                                        1,500                         797
                                                                             ----------------------            -----------
  Total Personal Choice Account
    common and preferred stocks                                                        298,679                   5,148,977
                                                                             ----------------------            -----------
Personal Choice Account bonds:
 U. S. Treasury Nts 5.75%, 4/30/03                                                       5,000                       5,064
 Bear Sterns Co 8.0%, 11/26/2014                                                        20,000                      20,183
 Bell Tel Penn                                                                          10,000                       9,428
 Dean Witter Disc 6.75%, 10/15/13                                                       43,000                      41,547
 Delta Airlines 9.75%, 5/15/21                                                          20,000                      20,020
 Georgia Pac Corp.                                                                       5,000                       4,515
 Hilton Hotels Corp.                                                                     5,000                       4,958
 Lehman Bros Hldg                                                                        5,000                       5,184
                                                                             ----------------------            -----------
  Total Personal Choice Account bonds                                                  113,000                     110,899
                                                                             ----------------------            -----------
Personal Choice Account money market funds:
 Schwab Money Market Fund                                                            1,754,438                   1,754,439
 Schwab Value Advantage Money Fund                                                     297,202                     297,202
 MBNA Bank                                                                              10,000                      10,000
                                                                             ----------------------            -----------
  Total Personal Choice Account
    money market funds                                                               2,061,640                   2,061,641
                                                                             ----------------------            -----------
  Total Personal Choice Account investments                                          2,526,398                   8,705,967
                                                                             ----------------------            -----------

                                                                                 Interest rates
                                                                                  ranging from
Participant notes receivable (Maturities ranging                                 8.75% to 10.5%                    274,107
 from 2001 to 2014)                                                                                          -------------
                                                                                                             $  21,439,992
                                                                                                             =============

* Represents a party-in-interest

See accompanying independent auditors' report.